Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-273277
Supplementing the Preliminary Prospectus
Supplement, dated July 19, 2023 and the
Base Prospectus, dated July 17, 2023

Pricing Term Sheet
July 19, 2023

Concentrix Corporation

$800,000,000 6.650% Senior Notes due 2026
$800,000,000 6.600% Senior Notes due 2028
$550,000,000 6.850% Senior Notes due 2033

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated as of July 19, 2023 (the “preliminary prospectus supplement”), and the related base prospectus, dated July 17, 2023 (the “base prospectus” and, together with the preliminary prospectus supplement, including the documents incorporated by reference in the preliminary prospectus supplement and the base prospectus, the “prospectus”) of Concentrix Corporation. The information in this pricing term sheet supplements the preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Capitalized terms used and not defined herein have the meanings assigned in the prospectus.

Issuer:	Concentrix Corporation

Notes Offered:
6.650% Senior Notes due 2026 (the “2026 Notes”)
6.600% Senior Notes due 2028 (the “2028 Notes”)
6.850% Senior Notes due 2033 (the “2033 Notes”, and together with the 2026 Notes and the 2028 Notes, the “Notes”)

Expected Security Ratings*:	Baa3 (Moody’s) / BBB (S&P) / BBB (Fitch)

Distribution:	SEC Registered

Trade Date:	July 19, 2023

Settlement Date:	August 2, 2023 (T+10)**

Principal Amount:	2026 Notes: $800,000,000 2028 Notes: $800,000,000 2033 Notes: $550,000,000

Maturity Date:	2026 Notes: August 2, 2026 2028 Notes: August 2, 2028 2033 Notes: August 2, 2033

Interest Payment Dates:	2026 Notes: February 2 and August 2, commencing February 2, 2024 2028 Notes: February 2 and August 2, commencing February 2, 2024 2033 Notes: February 2 and August 2, commencing February 2, 2024

Record Dates for Each Series:	2026 Notes: January 15 and July 15 2028 Notes: January 15 and July 15 2033 Notes: January 15 and July 15

Coupon:	2026 Notes: 6.650% 2028 Notes: 6.600% 2033 Notes: 6.850%

Issue Price to Public:	2026 Notes: 99.904% of the principal amount 2028 Notes: 99.979% of the principal amount 2033 Notes: 99.836% of the principal amount In each case, plus accrued interest, if any, from August 2, 2023

Gross Proceeds:	2026 Notes: $799,232,000 2028 Notes: $799,832,000 2033 Notes: $549,098,000

Yield to Maturity:	2026 Notes: 6.686% 2028 Notes: 6.605% 2033 Notes: 6.873%

Spread to Benchmark Treasury:	2026 Notes: T+235 bps 2028 Notes: T+262.5 bps 2033 Notes: T+312.5 bps

Benchmark Treasury:	2026 Notes: 4.500% UST due July 15, 2026 2028 Notes: 4.000% UST due June 30, 2028 2033 Notes: 3.375% UST due May 15, 2033

Benchmark Treasury Price/Yield:	2026 Notes: 100-14+ / 4.336% 2028 Notes: 100-02¾ / 3.980% 2033 Notes: 96-30+ / 3.748%

Optional Redemption:	2026 Notes: Prior to July 2, 2026, make-whole call at T+40 bps 2028 Notes: Prior to July 2, 2028, make-whole call at T+40 bps 2033 Notes: Prior to May 2, 2033, make-whole call at T+50 bps

Par Call:	2026 Notes: Callable on or after July 2, 2026 at 100% 2028 Notes: Callable on or after July 2, 2028 at 100% 2033 Notes: Callable on or after May 2, 2033 at 100%

Special Mandatory Redemption:
In the event that (i) the closing of the Acquisition has not occurred on or prior to December 29, 2024 (or such later date to which the Share Purchase and Contribution Agreement may be extended in accordance with its terms, any such extension to be set forth in an officer’s certificate delivered to the trustee prior to the close of business on December 29, 2024 or such other extended termination date as shall be then applicable), (ii) we notify the trustee in writing that we will not pursue the consummation of the Acquisition or (iii) the Share Purchase and Contribution Agreement has been terminated without the consummation of the Acquisition, we will be required to redeem the Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest on the principal amount of the Notes from and including the date of initial issuance of such series of Notes, or the most recent date to which interest has been paid on such series of Notes, whichever is later, to, but not including, the special mandatory redemption date

CUSIP/ISIN:	2026 Notes: 20602DAA9 / US20602DAA90 2028 Notes: 20602DAB7 / US20602DAB73 2033 Notes: 20602DAC5 / US20602DAC56

Denominations/Multiple:	The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:
J.P. Morgan Securities LLC
BofA Securities, Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Capital One Securities, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC Comerica Securities, Inc. Huntington Securities, Inc. Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**
We expect that delivery of the Notes will occur on August 2, 2023, which is ten business days after the date hereof (such settlement cycle being referred to as “T+10”).  Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.  Such purchasers should also consult their own advisors in this regard.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement for the offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by contacting J.P. Morgan Securities LLC collect at 1 (866) 803-9204 or BofA Securities, Inc. toll-free at 1 (800) 294-1322.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.